Exhibit 99.285

Nextech Successfully Launches its Ad Network Featuring Augmented Reality Capabilities on its Virtual Events Properties, Delivering Millions of Impressions

●	The successful launch of Nextech’s Ad Network positions the Company to become a power player in the Augmented Reality ad ecosystem
●	The new ad network delivered millions of impactful ad impressions through its map Dynamics platform during recent virtual and in-person events
●	According to ARtillery Intelligence, the AR advertising and commerce industry is projected to grow to $2.46 billion by 2022
●	The company sees meaningful revenue potential from the ad network in 2021 and beyond

Vancouver, B.C., Canada – March 2, 2021 – Nextech AR Solutions (“Nextech’’ or the “Company”) (OTCQB: NEXCF) (NEO: NTAR.NE) (CSE: NTAR) (FSE: N29), a diversified leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, advertising, conferences, and events, is pleased to announce the launch of its Ad Network. The Ad Network generated very positive results at recently held virtual and hybrid events for Repticon who puts on 100 events annually and the North Carolina Association of Zoning Officials (NCAZO) Annual Conference. The company is utilizing its owned and operated virtual event platforms audience which hosts thousands of specialized events allowing for targeted ads similar to Facebook; serving up high value ads based on people’s interests, behaviors, location, and demographics.

VIDEO: Nextech’s 3D AR Advertising Platform for Virtual Events

With the launch of the AR Ad Network, Nextech is now uniquely positioned as an end-to-end technology solutions provider for its enterprise customers who include: Amazon, Viacom, Johnson and Johnson, Bell Canada, UNESCO, Dell Technologies, Luxottica, Vulcan Inc ,TEDx, Grundfos, and Arch Insurance and others.

Nextech ads are built to be native, immersive, and engaging, appealing to both global brands and local businesses with maximum ROI from pre-event targeting, during event and post event. Conversion rates for augmented reality advertising has been reported as high as 25% which is 10X higher than a typical ad as it’s much more immersive than standard digital advertising, it’s interactive and evokes emotion. The price for an AR ad varies depending on its quality, while a simple AR ad can cost around $5,000 to develop, a sophisticated AR campaign with eye-catching graphics could cost $100,000. Because the company will not only run the ads but also create the AR ad experience. The Ad Network creates a significant new engine of growth for Nextech AR.

The Ad Network enhances Nextech’s analytics capabilities to gather big data of online and offline attendees behaviour. By serving up highly customized and relevant ads that are non-intrusive and feel organic to the virtual events, the company can easily track and measure purchase data, demonstrating the full impact of these advertising programs. The most valuable and highest-performing set of impressions can be found at virtual and hybrid events attended by individuals from targeted industry, trade, and business segments. Nextech has the ability to reach the right customers with the right ads, driving higher click-through and conversion rates. For instance, at a dental convention Colgate would have a captive audience or at a Repticon event a captive audience of reptile enthusiasts could be reached by Petco. Advertisers and event sponsors are highly interested and continue investing in Nextech’s platform because it provides a closed loop attribution and a clean line of sight into high purchasing power and decision-making individuals, making it easy to track higher ROI.

Nextech’s private marketplace of targeted audiences in its virtual and hybrid experience platform are a unique attraction for marketers and advertisers who otherwise would find it difficult to reach these groups online and offline. To that end, Nextech is excited and ready to run thousands of hybrid, virtual and in-person events on its virtual and hybrid experience platform in 2021 and beyond. Many of which will utilize the Ad Network, creating an enormous opportunity to generate revenue for the Company’s customers, ecosystem, and the Company itself, driving shareholder value.

Troy Powell, Treasurer of North Carolina Association of Zoning Officials, comments:

“As an event organizer, participating in this program was a seamless experience. The sponsored ads were curated for our event and integrated well within the event platform. We’re thrilled with the results, not only for our organization but for our sponsors and attendees who look to our event to make meaningful, dynamic connections through products and services.”

Billy Healy, Chief Operating Officer of Repticon, comments:

“As the organizer of a physical event, I leveraged the features of Nextech’s hybrid event platform to enable Repticon’s attendees to navigate the physical space. The sponsored ads were seamless and enhanced the user experience on the mobile app. Sponsors could highlight their booth locations and drive participants to visit them. Further, the entire setup and interface was very easy-to-navigate for me as an organizer, which is always a plus.”

The launch of the Nextech AR Ad Network after the successful pilot phase comes at a time when momentum for AR-powered advertising is on the rise. Snap, which recently forecast sustained revenue growth of 50% for several years, is looking to expand its use of augmented reality as an advertising tool. Further, according to ARtillery Intelligence, the AR advertising and commerce industry is projected to grow to $2.46 billion by 2022

Hareesh Achi, President of the Advertising at Nextech AR, comments:

“We’re thrilled to see such impressive, early results from our Ad Network piloted across two unique events. We’re proud to have built a platform which increases engagement, interactive experiences and learning opportunities for sponsors and attendees of both hybrid and fully-virtual events.” He continues, “With Repticon and NCAZO, we’ve showcased that our ad network can drive results for any type of event, from virtual to hybrid to in-person. Trade shows, consumer expos and professional conferences are the future of targeted, impactful advertising and offer incredibly cost-effective investment to brands. Based on the success of these initial pilot events and customer feedback, Nextech is well-positioned to be a leader in this space.”

Nextech CEO, Evan Gappelberg comments:

“Our strategy is to take our augmented reality tech stack and evolve them into our virtual and hybrid events platforms by first building advertising tools for ourselves but then building a self-serve ad tool for everyone and by providing a distribution channel to a captive audience on our platforms.” He continues, “With today’s announcement of the successful market launch of our Ad Network, which is capable of 2D, 3D or AR ads, we’ve laid a foundation for this to happen. As we push forward, we see our ads expanding more broadly across all our platforms and embedded into all our apps creating another significant source of revenue for our company as we position ourselves for exponential growth in 2021 and beyond.”

Nextech’s platforms have serviced dozens of Fortune 500 businesses and large organizations such as Amazon, Viacom, Johnson and Johnson, Bell Canada, UNESCO, Dell Technologies, Luxottica, Vulcan Inc ,TEDx, Grundfos, and Arch Insurance. Security is a core feature of the company which reported a breakthrough in security with the help of Fastly, an edge computing company. Bringing token authentication to the edge greatly enhances security and performance, which is essential for Nextech to collaborate with additional Fortune 500 companies in the near future.

To learn more about Nextech AR, please visit www.Nextechar.com

Recent Company Highlights:

●	February 23, 2021: The Company announced that First Lady Jill Biden was the keynote speaker on its Virtual Experience Platform (VXP) which was selected to host the Student Veterans of America’s (SVA) 2021 National Conference.
●	February 17, 2021: The Company announced that its Virtual Experience Platform (VXP) will host this year’s virtual Ontario Dental Association’s Annual Spring Meeting taking place May 6-8, 2021.
●	February 16, 2021: The Company announced it has hired Zak Mcleod formerly of Fastly: FSLY as Senior Director of Sales – EMEA. The company is also pleased to announce that Rory Ganness formerly of Salesforce.com : CRM has joined the Nextech team as Director of Enterprise Sales-North America.
●	February 10, 2021: The Company announced the launch of version 2.0 of its AiR Show app, an application that turns your favorite music artist into a ‘live’ hologram that you can interact with in your living room, providing an immersive and engaging AR experience.
●	February 9, 2021: The Company announced that its Virtual Experience Platform (VXP) will host this year’s virtual Canadian Surgery Forum (CSF) taking place September 21-24, 2021.
●	February 8, 2021: The Company announced the launch of new standardized chat features within its Virtual Experience Platform /VXP) and recently-launched ARoom collaborative streaming solution. Nextech will also offer the chat platform, as a stand-alone SaaS service externally, increasing the company’s revenue potential for 2021.
●	February 3, 2021: The Company announced that the Canadian Dairy XPO (CDX) has selected Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 trade show, taking place virtually on April 7-8, 2021.
●	February 1, 2021: The Company announced that it has been invited to Microsoft’s Global Education Partner Summit (GEPS), taking place virtually on February 8-10, 2021.

●	January 29, 2021: The Company announced Society of Physician Leaders (CSPL) has selected Nextech AR’s Platform to host this year’s Canadian Conference on Physician Leadership (CCPL) taking place April 26-29, 2021.
●	January 26, 2021: The Company announced in partnership with ARB Meetings and Events it has signed a six-figure annual contract to supply its InfernoAR video conferencing and virtual events platform to NAMD.
●	January 25, 2021: The Company announced that Strategic Site Selection (SSS), a 15 year old site selection leader in the meeting and events industry, has selected Nextech AR as a preferred channel partner, making Nextech’s industry leading virtual experience platform and services available to SSS clients.
●	January 20, 2021: The Company announced that Microsoft’s Azure Cloud Services platform will be a standard offering across its virtual experience platforms and consumer apps enabling hyper-scalable, secure, and immersive events and applications for users.
●	January 15, 2021: Company has signed a renewal agreement with Poly with an initial value of $470,000 for a six-month term and the potential for additional revenue after the six months.
●	Record Q4 2020 Total Bookings of $7.3 million +275% growth over the same period last year
●	CEO Evan Gappelberg purchased 250,000 shares. This purchase brings his 2020 purchased shares to 1,279,885 common shares of Nextech.
●	Announced the launch of its ground-breaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.
●	Announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, Nextech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations, and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies, including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim is based out of Singapore.

●	Coex chooses Nextech as its hybrid virtual event platform partner. Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China.
●	The Canadian Society of Nephrology (CSN) has chosen Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.
●	Launched a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With Nextech’s VXP platform having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a ’full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.